KIRKLAND & ELLIS LLP
AND AFFILIATED PARTNERSHIPS
200 East Randolph Drive
Chicago, Illinois 60601

Dennis M. Myers, P.C.	312 861-2000
To Call Writer Directly:
312 861-2232	www.kirkland.com	Facsimile:
dmyers@kirkland.com		312 861-2200
October 31, 2008
Via EDGAR and Federal Express
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Joseph A. Foti Jeffrey Jaramillo
Re: Commercial Vehicle Group, Inc. Form 10-K for the year ended December 31, 2007 Filed March 14, 2008 (File No. 000-50890)
Ladies and Gentlemen:
          On behalf of Commercial Vehicle Group, Inc., a Delaware corporation (the “Company”), please find below the Company’s responses to the comment letter to Mervin Dunn, dated October 10, 2008, from the Staff of the United States Securities and Exchange Commission (the “Staff”), regarding the Company’s Form 10-K for the year ended December 31, 2007 (the “Form 10-K”) and the Company’s Form 10-Q for the quarter ended June 30, 2008. The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). Unless otherwise indicated, capitalized terms used below have the meanings assigned to them in the Form 10-K.
Form 10-K for the year ended December 31, 2007
Selected Financial Data, page 31
1.	Reference is made to the non-GAAP financial measure Adjusted EBITDA included as Other Data on page 32. We note that you define Adjusted EBITDA as net earnings before interest, taxes, depreciation, amortization, gains/losses on early extinguishment of debt, restructuring charges, miscellaneous income/expense and cumulative effect of change in accounting principle and that that you use the measure because it eliminates the effects of certain recurring and other unusual or infrequent charges that are not directly attributable to your underlying operating performance. Please note that Item 10(e)(1)(ii)(B) of Regulation specifically prohibits adjusting a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual,

Hong Kong	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Washington, D.C.

KIRKLAND & ELLIS LLP
Securities and Exchange Commission
October 31, 2008

when the nature of the gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. In this regard, please revise future filings to remove the non-GAAP (Adjusted EBITDA) financial measure, as currently presented in your disclosure.

Response: In future filings, the Company will revise its definition, presentation and reconciliation of Adjusted EBITDA and related explanatory footnotes to exclude charges or gains which are reasonably likely to recur within two years or if there was a similar charge or gain within the prior two years. The Company’s definition, presentation and reconciliation of Adjusted EBITDA will no longer include any adjustments for gains/losses on early extinguishment of debt, miscellaneous income/expense or restructuring charges. The Company will present the impact of such items, if any, as “supplemental information” below the reconciliation table and will describe the impact of such items in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of future reports on Form 10-K or Form 10-Q, as applicable. The Company believes that it is appropriate to exclude gain on sale of long lived asset from Adjusted EBITDA because the Company believes that this gain is not reflective of the Company’s operating performance and that including the gain in 2008 Adjusted EBITDA would not facilitate investors’ understanding of the Company’s operating results.

The schedule below presents the reconciliation of Net Income (GAAP) to Adjusted EBITDA (non-GAAP) using the revised presentation for Selected Financial Data in the format that the Company intends to include in its Form 10-K for the year ended December 31, 2008 and in future earnings releases furnished on Form 8-K. Furthermore, the revised footnote disclosures set forth below will be provided to give additional information to investors regarding the reconciliation of Net Income to Adjusted EBITDA.

KIRKLAND & ELLIS LLP
Securities and Exchange Commission
October 31, 2008

Revised Presentation for Form 10-K:

	Years Ended December 31,
	2007	2006	2005	2004	2003
	(In thousands)
Net (Loss) Income	$(3,251)	$58,050	$49,411	$17,449	$3,964
Add (subtract):
Depreciation & Amortization	16,425	14,983	12,064	7,567	8,106
Interest Expense	14,147	14,829	13,195	7,244	9,796
(Benefit) Provision for Income Taxes	(1,585)	27,745	29,138	6,481	5,267
Gain on Sale of Long Lived Asset	—	—	—	—	—

Adjusted EBITDA (1)	$25,736	$115,607	$103,808	$38,741	$27,133

Supplemental Information:
Noncash (gain) loss on forward exchange contracts	$9,967	$(4,203)	$(3,793)	$(1,290)	$3,230
Nonrecurring (benefit) for prior period debt service	$(584)	$750	$—	$—	$—
Loss on early extinguishment of debt	$149	$318	$1,525	$1,605	$2,972
Miscellaneous Expense (Income)	$(22)	$(15)	$52	$43	$—
Restructuring Charges	$1,433	$—	$—	$—	$—
Revised Presentation for Form 8-K:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Reconciliation to Net Income:
Net (Loss) Income	$(2,603)	$(2,682)	$952	$46
Depreciation & Amortization	4,688	4,062	14,164	11,789
Interest Expense	3,708	3,242	11,407	10,415
(Benefit) Provision for Income Taxes	(487)	(2,096)	131	(999)
Gain on Sale of Long Lived Asset	—	—	(6,075)	—

Adjusted EBITDA (1)	$5,306	$2,526	$20,579	$21,251

Supplemental Information:
Noncash (gain) loss on forward exchange contracts	$(153)	$4,462	$5,783	$5,048
Nonrecurring (benefit) for prior period debt service	$—	$(107)	$—	$(584)
Loss on early extinguishment of debt	$—	$—	$—	$149
Miscellaneous Expense (Income)	$81	$(16)	$57	$92
Restructuring Charges	$—	$182	$—	$1,180
Footnote to Tables Above:

(1)	Adjusted EBITDA is a non-GAAP financial measure that is reconciled to net income, its most directly comparable GAAP measure, in the accompanying financial tables. Adjusted EBITDA is defined as net earnings before interest, taxes, depreciation, amortization and gain/losses on the sale of long-lived asset. In calculating Adjusted EBITDA, the Company excludes the effect of gains/losses on the sale of long-lived asset because the Company’s management believes that this item may not occur in certain periods and this items does not facilitate an understanding of the Company’s operating performance. The Company’s management utilizes Adjusted EBITDA, in addition to the supplemental information, as an operating

KIRKLAND & ELLIS LLP
Securities and Exchange Commission
October 31, 2008

performance measure in conjunction with GAAP measures, such as net income and gross margin calculated in conformity with GAAP.

The Company’s management uses Adjusted EBITDA, in addition to the supplemental information, as an integral part of its report and planning processes and as one of the primary measures to, among other things:
(i)	monitor and evaluate the performance of the Company’s business operations;

(ii)	facilitate management’s internal comparisons of the Company’s historical operating performance of its business operations;

(iii)	facilitate management’s external comparisons of the results of its overall business to the historical operating performance of other companies that may have different capital structures and debt levels;

(iv)	review and assess the operating performance of the Company’s management team and as a measure in evaluating employee compensation and bonuses;

(v)	analyze and evaluate financial and strategic planning decisions regarding future operating investments; and

(vi)	plan for and prepare future annual operating budgets and determine appropriate levels of operating investments.
The Company’s management believes that Adjusted EBITDA, in addition to the supplemental information, is useful to investors as it provides them with disclosures of the Company’s operating results on the same basis as that used by the Company’s management. Additionally, the Company’s management believes that Adjusted EBITDA, in addition to the supplemental information, provides useful information to investors about the performance of the Company’s overall business because the measure eliminates the effects of certain unusual charges or gains that are not directly attributable to the Company’s underlying operating performance. Accordingly, the Company believes that the presentation of Adjusted EBITDA, when used in conjunction with the supplemental information and GAAP financial measures, is a useful financial analysis tool, used by the Company’s management as described above, that can assist investors in assessing the Company’s financial condition, operating performance and underlying strength. Adjusted EBITDA should not be considered in isolation or as a substitute for net income prepared in conformity with GAAP. Other companies may define Adjusted EBITDA differently. Adjusted EBITDA, as well as the other information in this filing, should be read in conjunction with the Company’s financial statements and footnotes contained in the documents that the Company files with the U.S. Securities and Exchange Commission.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006
Revenues, page 42
2.	We note from your disclosure that 2007 revenues of $696.8 million significantly decreased by $222.0 million in comparison to 2006 revenues of $918.8 million. It appears that the decrease in 2007 revenue was primarily attributable to the decline in the North American Class 8 heavy trucks due to a downturn as a result of pre-orders in 2006 and corresponding decline in the need for commercial vehicles to haul freight tonnage in

KIRKLAND & ELLIS LLP
Securities and Exchange Commission
October 31, 2008

North America. If this appears to be a trend, which will change your future revenue and gross profit product mix, please include in your MD&A an analysis that discusses the impact that these changes can have on your future financial position, operating results, and cash flows, as applicable. See Item 303 of Regulation S-K and FR-72 for guidance.

Response:

The Company acknowledges the Staff’s comment. In the Form 10-K, the Company identified three principal factors that affect its results of operations: (1) demand for North American Class 8 heavy trucks, (2) component mix in commercial vehicles and (3) demand for commercial vehicles in the global construction equipment market. The Company intends to continue to provide in future filings estimated Class 8 truck production levels and projected tonmiles (number of miles driven multiplied by number of tons transported) that were included in Part I, Item 1 on pages 3 and 4 of the Form 10-K. The Company believes that this information provides context for any discussion of identified trends in the Class 8 truck market. In future filings on Form 10-K, the Company intends to discuss the impact of any known trends on its revenues. The Company cannot, however, specifically quantify the effect that the estimated future production levels, demand for freight tonnage or Class 8 truck build rates will have on its future financial statements, operating results or cash flows.

In the Form 10-K, the Company included a narrative discussion of the extent to which changes in revenues were attributable to changes in volumes being sold in the “Results of Operations” section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the Form 10-K. On page 42 of the Form 10-K, the Company explained that $270.4 million of the decline in revenues from fiscal 2006 to fiscal 2007 was primarily attributable to a 43.9% drop in North American Class 8 build rates, and that the decrease in gross profit resulted primarily from the Company’s inability to reduce fixed costs proportionate to the decrease in revenues from the prior period. The Company will continue to provide similar narrative discussions of the extent to which changes in revenues are attributable to increases or decreases in prices or in the volume of goods being sold in its future filings.
Financial Statements
Note 3. Business Combinations, page 62

Note 8. Goodwill and Intangible Assets, page 68
3.	Reference is made to the goodwill and other intangibles aggregate amount of $26.9 million related to your 2007 acquisitions disclosed on page 64. In future filings, please provide on a separate basis the disclosures outlined in paragraphs 52(a), (b) and (c)(1) of SFAS 141 as it relates to acquired entities disclosed in your filing.

KIRKLAND & ELLIS LLP
Securities and Exchange Commission
October 31, 2008

Response: In accordance with the provisions of paragraph 52 of SFAS 141, “Business Combinations,” the Company intends to disclose in its future filings, where applicable, the following items within the Notes to the Consolidated Financial Statements:
a.	For intangible assets subject to amortization:
1)	The total amount assigned and the amount assigned to any major intangible asset class.

2)	The amount of any significant residual value, in total and by major intangible asset class.

3)	The weighted-average amortization period, in total and by major intangible asset class.
b.	For intangible assets not subject to amortization, the total amount assigned and the amount assigned to any major intangible asset class.

c.	For goodwill:
1)	The total amount of goodwill and the amount that is expected to be deductible for tax purposes.

2)	The amount of goodwill by reportable segment (if the combined entity is required to disclose segment information in accordance with FASB Statement No. 131, Disclosures about Segments of an Enterprise and Related Information), unless not practicable.
Set forth below are the additional disclosures relating to goodwill and intangible assets acquired in 2007 provided on a separate basis which the Company intends to include in future filings:
•	We recorded approximately $7.8 million in goodwill and $10.2 million of identified intangible assets (customer relationships) in connection with our acquisition of PEKM. The amortization period for the customer relationship was 15 years. Goodwill from the PEKM acquisition is not deductible for tax purposes.

•	We recorded approximately $1.3 million in goodwill in connection with our acquisition of Gage. Approximately $0.9 million of goodwill is expected to be deductible for tax purposes.

KIRKLAND & ELLIS LLP
Securities and Exchange Commission
October 31, 2008

•	We recorded approximately $7.6 million in goodwill in connection with our acquisition of SBI. Approximately $7.4 million of goodwill is expected to be deductible for tax purposes.
Note 11. Commitments and Contingencies, page 75
4.	As your disclosure on leases is brief, it is unclear whether your equipment leases provide for guarantees by the registrant of a portion of specified residual value at the end of the lease term. In this regard, you should disclose information as to the amount of guarantee liabilities accrued at the balance sheet date in accordance with FIN No. 45. If no such amounts exist, or they are immaterial, please state so. In addition, please provide an accounting policy that clearly and completely discloses the conditions when a residual value amount is recognized as a liability in the consolidated financial statements.

Response: The Company acknowledges the Staff’s comment. As of December 31, 2007, the Company’s equipment leases did not provide for any material guarantees of a portion of specified residual values. Therefore, in accordance with FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” for guarantees issued or modified after December 31, 2002, the Company did not record a liability for the fair value of such guarantees in the balance sheet. In future filings, the Company intends to provide the disclosure set forth below in the Notes to the Consolidated Financial Statements:
Guarantees—We accrue for costs associated with guarantees when it is probable that a liability has been incurred and the amount can be reasonably estimated. The most likely cost to be incurred is accrued based on an evaluation of currently available facts, and where no amount within a range of estimates is more likely, the minimum is accrued. In accordance with FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” for guarantees issued after December 31, 2002, we record a liability for the fair value of such guarantees in the balance sheet. As of September 30, 2008, we had no such guarantees.

KIRKLAND & ELLIS LLP
Securities and Exchange Commission
October 31, 2008

Form 10-Q for the quarterly period ended June 30, 2008
Financial Statements
Condensed Consolidated Statements of Operations, page 1
5.	Reference is made to the gain on sale of long-lived assets in the amount of $6.1 million for the six months ended June 30, 2008. In this regard, please revise future filings to provide the disclosures outlined in paragraph 47(a) of SFAS No. 144.

Response: The Company acknowledges the Staff’s comment. In accordance with the provisions of paragraph 47(a) of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company intends to include in the Notes to the Consolidated Financial Statements in future filings a description of the facts and circumstances leading to the expected disposal, the expected manner and timing of that disposal and, if not separately presented on the face of the statement, the carrying amount(s) of the major classes of assets and liabilities included as part of a disposal group.

Set forth below is the revised disclosure which the Company intends to include in future filings:
On May 22, 2007, our Board of Directors approved the closing of our Seattle, Washington facility and the transfer of operations to existing plants throughout the United States in order to improve customer service and strengthen our long-term competitive position. The decision to close the Seattle facility and redistribute the work was the result of a long-term analysis of changing market requirements, including the consolidation of product lines and closer proximity to customer operations.
As part of our restructuring activities, we sold the land and building of our Seattle, Washington facility with a carrying value of approximately $1.2 million for approximately $7.3 million and recognized a gain on the sale of long-lived assets of approximately $6.1 million for the nine months ended September 30, 2008.
*     *     *     *     *

KIRKLAND & ELLIS LLP
Securities and Exchange Commission
October 31, 2008

               We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 861-2232 or Elisabeth Martin at (312) 861-3055.

Sincerely,
/s/ Dennis M. Myers
Dennis M. Myers, P.C.

cc:	Mervin Dunn
Chad M. Utrup
Commercial Vehicle Group, Inc.

COMMERCIAL VEHICLE GROUP, INC.
7800 Walton Parkway
New Albany, Ohio 43054
October 31, 2008
Via EDGAR and Federal Express
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Joseph A. Foti
Jeffrey Jaramillo

Re:	COMMERCIAL VEHICLE GROUP, INC. (the “Company”)
Form 10-K for the year ended December 31, 2007
Filed March 14, 2008
(File No. 000-50890)
Ladies and Gentlemen:
               In connection with the Company’s responses to the comment letter to Mervin Dunn, dated October 10, 2008, from the staff of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Form 10-K for the year ended December 31, 2008 and the Company’s Form 10-Q for the quarter ended June 30, 2008 (together, the “filings”), the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
               Please call Dennis M. Myers of Kirkland & Ellis LLP, special counsel to the Company, at (312) 861-2232 with any questions relating to the foregoing.

Very truly yours,

COMMERCIAL VEHICLE GROUP, INC.

By:	/s/ Chad M. Utrup

Name:	Chad M. Utrup
Its:	Chief Financial Officer